UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

 1 Yahadut Canada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

Derivative Suit Re: Approval of CEO Equity-Based Compensation Grant and Past Executive Compensation

On December 7, 2020, Formula Systems (1985) Ltd. (“Formula,” the “Company,” “we” or “us”) received copies of documentation related to a derivative suit filed by Olir Trading and Industries Ltd.,  a shareholder holding 28 shares of the Company which represent less than 0.00001% of the Company's share capital, in the name of the Company in the district court (economic division) of Tel Aviv-Jaffa, Israel. The suit names each of our five directors, as well as our chief executive officer (the “CEO”), Mr. Guy Bernstein, and chief financial officer, Mr. Asaf Berenstin (the “CFO”), as defendants.

The suit challenges the legality, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), of compensation to our CEO and CFO, including the recent re-approval by our compensation committee and board of directors (as reported in our Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on November 4, 2020), of the eight-year equity-based award of compensation—in the form of 611,771 restricted share units— to our CEO. The suit similarly challenges the legality under the Companies Law of prior revisions to the service terms of our CEO (in the years 2011 and 2012) and employment terms of our CFO (in the years 2014 and 2017).

The suit includes allegations of breaches of fiduciary duties (duty of care and duty of loyalty) and the oppression of minority shareholders and unjust enrichment. The suit demands an accounting from the defendants as to the alleged harm caused to the Company, and the return of all amounts received by any of the defendants from the Company. The suit also requests joint and several liability on the part of the defendants for all damages caused to the Company.

We reject all claims made by the plaintiff and believe that all actions taken by our board of directors and its committees were taken in accordance with the Companies Law and based upon advice of legal counsel. The named defendants intend to vigorously defend against the above claims. As of the current time, we cannot predict the likelihood of success of our board of directors and executive officers in defending against the claims, and whether the suit could adversely impact our operations in a material manner, if successful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: December 8, 2020	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer